Free Writing Prospectus, dated October 25, 2012

Filed pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-171166

C. R. Bard, Inc.

Pricing Term Sheet

October 25, 2012

U.S. $500,000,000 1.375% Senior Notes due 2018

Issuer:	C. R. Bard, Inc.

Format:	SEC Registered

Size:	$500 million aggregate principal amount of 1.375% notes due 2018 (the “notes”)

Expected Ratings:*	A3 / A

Trade Date:	October 25, 2012

Settlement Date:	October 30, 2012 (T+3)

Maturity Date:	January 15, 2018

Interest Payment Dates:	Semi-annually on each January 15 and July 15; commencing on July 15, 2013

Benchmark Treasury:	UST 0.625% due September 30, 2017

Spread to Benchmark Treasury:	+60 basis points

Benchmark Treasury Price / Yield:	99-05; 0.800%

Yield to Maturity:	1.400%

Coupon (Interest Rate):	1.375%

Price to Public:	99.873%

Redemption Provision:	Make-whole call at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed and (ii) discounted present value of the principal and interest (exclusive of interest accrued to the date of redemption) at the treasury rate plus 10 basis points, in each case, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	067383 AD1 / US067383AD19

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. RBC Capital Markets, LLC PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc. Mistubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

Other Changes to the Preliminary Prospectus Supplement:

Pro Forma Ratio of Earnings to Fixed Charges:	As adjusted to give effect to the sale of the notes and the application of the estimated net proceeds as if they had occurred at the beginning of the respective periods, our ratio of earnings to fixed charges would have been approximately 15.36x for the nine months ended September 30, 2012 and 11.11x for the year ended December 31, 2011.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus relating to the offering may be obtained by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com; Goldman, Sachs & Co. at 1-866-471-2526 or prospectus-ny@ny.email.gs.com; and Wells Fargo Securities, LLC at 1-800-326-5897 or cmclientsupport@wellsfargo.com.

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